SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

The Endowment Master Fund, L.P.

(Name of Issuer)

The Endowment Master Fund, L.P.

(Name of Person(s) Filing Statement)

Limited Partnership Interests

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

A. Haag Sherman c/o Endowment Advisers, L.P. 4265 San Felipe, Suite 900 Houston, Texas 77027 (713) 993-4001	With a copy to: George J. Zornada Kirkpatrick & Lockhart Preston Gates Ellis LLP State Street Financial Center One Lincoln St. Boston, MA 02111-2950 (617) 261-3231

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement

(August 3, 2007)

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of The Endowment Master Fund, L.P. (the “Fund”) relating to an offer to purchase (the “Offer”) up to $133,000,000 of limited partner interests (“Interests”) in the Fund or portions thereof pursuant to tenders by partners of the Fund at their estimated net asset value as of June 30, 2007 and originally filed with the Securities and Exchange Commission on April 25, 2007, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

The Offer terminated at 12:00 midnight, Central time, on May 31, 2007 (the “Expiration Date”). Pursuant to the Offer, $35,035,537.07 of Interests were tendered and accepted by the Fund.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2007

The Endowment Master Fund, L.P.

By:	/s/ A. Haag Sherman
Name: Title:	A. Haag Sherman Co-Principal Executive Officer